UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Horejsi Enterprises, Inc.,
   253 N. Santa Fe, POB 45
   Salina, KS  67401
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   September 18, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Income Management Fund Incorporated
   PFM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |967,300(1)            |D(1)            |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Lola Brown Trust No. 1 B (the "Brown Trust"), Ernest Horejsi Trust No. 1 B (the "Ernest Horejsi 1 B Trust"), Evergreen Atlantic LLC ("Evergreen"), and Stewart Horejsi Trust No. 2 (the
"Stewart Horejst Trust") are the holders of approximately 40%, 24%, 18% and 16%, respectively, of the outstanding shares of Horejsi Enterprises, Inc. ("HEI"). Stewart R. Horejsi is an agent of
HEI, the Manager of Evergreen and one of three trustees of each of the Brown Trust and the Ernest Horejsi 1 B Trust. Larry L. Dunlap is the Chairman, President and Treasurer of HEI, and one of
the three trustees of each of the Brown Trust, the Ernest Horejsi 1 B Trust and the Stewart Horejsi Trust. Susan Ciciora owns approximately 1% of the outstanding shares of HEI, is a director of
HEI and one of the three trustees of each of the Brown Trust, the Ernest Horejsi 1 B Trust and the Stewart Horejsi Trust. Stephen C. Miller is a director of, and Secretary of, HEI.
By virtue of the relationship described above and his roles with HEI and the primary stockholders of HEI, Mr. Horejsi may be deemed to control HEI and may be deemed to possess indirect beneficial ownership of the Shares held by HEI. However, Mr. Horejsi disclaimes such beneficial ownership of the Shares beneficially owned, directly or indirectly, by HEI. By virtue of the relationships described above, Mr. Dunlap may be deemed to control HEI and may be deemed to possess indirect beneficial ownership of the Shares held by HEI. However, Mr. Dunlap disclaims such beneficial ownership of the shares beneficially owned, directly or indirectly, by HEI. Each of Messrs. Horejsi and Dunlap disclaims any pecuniary interest in any Issuer securities, other than, in the case of Mr. Horejsi, to the extent of his interest as a beneficiary of the Brown Trust, the Ernest Horejsi 1 B Trust and the Stewart Horejsi Trust, and his interest as a member of Evergreen.
_____________________________
Joint Filer Name:  Stewart R.
Horejsi
Address:  253 N. Santa Fe, POB
45
                 Saline, KS
67401
Signature:
__________________________
                  Stewart R.
Horejsi
Joint Filer Name:  Larry L.
Dunlap
                            223 N. Santa Fe, POB
121
                            Salina, KS
67401
Signature:
________________________
                  Larry L.
Dunlap
SIGNATURE OF REPORTING PERSON
Larry L. Dunlap, Chairman & Pres., Horejsi Enterprises. Inc.
DATE
January 27, 1997